                                 1934 ACT FORMS

                          II. SELECTED SCHEDULES UNDER
                             THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                 A. SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. _____) *

                       Boston Restaurant Associates, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                             101122109 Common Stock

                                 (CUSIP Number)
George R. Chapdelaine, 999 Broadway, Suite 400, Saugus, MA 01906, (781) 231-7575
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                       December 31, 1999 Annual Reporting
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent

 .  *The remainder of this cover page    Section 18 of the Securities Exchange
  shall be filed out for A reporting    Act of 1934 ("Act") or otherwise
  person's initial filing on this       subject to the liabilities of that
  form with respect to the subject      section of the Act but shall be
  class of securities, and for any      subject to all other provisions of
  subsequent amendment containing       the Act (however, see the Notes).
  information which would alter
  dis-closures provided in a prior
  cover page.
   The information required on the
  remainder of this cover page shall
  not be deemed to be "filed" for the
  purpose of

                        CUSIP No. 101122109 Common Stock

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(1)  Names of Reporting Persons.  S.S. or
   I.R.S. Identification Nos. of Above Per-
   Sons                                        Roger Lipton
-------------------------------------------------------------------------------
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(2)  Check the Appropriate Box if a Member    (a)_______________________________
  of a Group (See instructions)               (b)
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(3)  SEC Use Only
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                                  SCHEDULE 13D

(4) Source of Funds (See Instructions) Personal Funds
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(5) Check if Disclosure of Legal Proceedings
   is Required Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization U.S.A.
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                                            Common Stock
                                       -----------------------

Number of Shares    (7) Sole Voting    Mary Lipton (IN)-         49,000
Beneficially Owned      Power          Roger Lipton (BD)-       675,168
                    ------------------------------------------------------------
by Each Reporting                      RHL Associates (PN)-     475,678
 Person With                           Lipton Foundation (00)-    5,607
                                       Leslie Lipton (IN)-        7,000
                    ------------------------------------------------------------

                    (8) Shared Voting           N/A
                        Power

                    (9) Sole Dispositive        Same as Number (7).
                        Power



                    ------------------------------------------------------------
                    (10) Shared Dispositive     N/A
                         Power
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                                                Common Stock
                                                ------------
(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                    Mary Lipton (IN)            49,000
                                              Roger Lipton (BD)          675,168
                                              RHL Associates (PN)        475,678
                                              Lipton Foundation (00)       5,607
                                              Leslie Lipton (IN)           7,000

                                              Total                    1,212,453
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(12) Check if the Aggregate Amount in Row
     (11) Excludes Certain Shares (See Instructions)         N/A
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(13) Percent of Class Represented by Amount
in Row (11)                                           16.25% Common Stock
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(14) Type of Reporting Person           Mary Lipton (IN)
    (See Instructions)                  Roger Lipton(BD)
                                        RHL Associates(PN)
                                        Lipton Foundation(00)
                                        Leslie Lipton (IN)
                    ------------------------------------------------------------

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                            SCHEDULE 13D - SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      January 3, 2000
   ---------------------
          (Date)


                                     /s/ Roger Lipton
                                    ---------------------------
                                    Roger Lipton




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